AMENDMENT NO. 1

                                       TO

                               SONICSAVE.COM CORP.

                                     BY-LAWS

            Article IV, Section 1 of the SonicSave.com Corp. (the "Corporation") By-Laws (the "By-Laws") are hereby amended as follows:

            "Section 1: The business and affairs of this Corporation shall be managed by its Board of Directors. The Board of Directors shall consist of four
(4) members, unless and until this number is changed by an amendment to this article. Each director shall be elected for a term of one year, and until his successor shall qualify or until his earlier resignation or removal."

            Article IX of the By-Laws is hereby amended to include the following provisions:

            "Section 7: All material affiliated transactions and loans will be made or entered into on terms that are no less favorable to the Corporation than those that can be obtained from unaffiliated third parties.

            Section 8: All material affiliated transactions and loans, and any forgiveness of such loans, must be approved by a majority of the Corporation's independent directors who do not have interest in the transactions and who have had access, at the Corporation's expense, to Corporation's or independent legal counsel."

            As amended, the By-Laws remain in full force and effect.

Effective as of December __, 2000